Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes as well as the section titled “Operating and Financial Review and Prospects” included in our Annual Report on Form 20-F for the year ended December 31, 2019 (our “Form 20-F”). The financial information included in this Management’s Discussion and Analysis of Financial Condition and Results of Operations reflects only the financial information for the nine months ended September 30, 2019 and 2020. The discussion of annual financial information for the years ended December 31, 2017, 2018 and 2019 are included in our Form 20-F. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” in our Form 20-F.

Results of Operations

The table below sets forth a summary of our consolidated results of operations for the periods indicated, both in absolute amounts and as percentages of our total revenue. This information should be read together with our consolidated financial statements and related notes as well as the section titled “Operating and Financial Review and Prospects” included in our Form 20-F. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Nine Months Ended September 30,
	2019		2020
	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue
	(unaudited) (US$ in thousands, except for percentages)
Selected Consolidated Statements of Operations Data:
Revenue:
Service revenue
Digital entertainment	731,935	52.4	1,322,610	47.1
E-commerce and other services	526,144	37.6	1,120,764	39.9
Sales of goods	140,075	10.0	365,740	13.0
Total revenue	1,398,154	100.0	2,809,114	100.0
Cost of revenue:
Cost of service
Digital entertainment	(296,788)	(21.2)	(493,969)	(17.6)
E-commerce and other services	(612,833)	(43.8)	(1,132,136)	(40.3)
Cost of goods sold	(148,465)	(10.6)	(367,816)	(13.1)
Total cost of revenue	(1,058,086)	(75.7)	(1,993,921)	(71.0)
Gross profit	340,068	24.3	815,193	29.0
Operating income (expenses):
Other operating income	9,875	0.7	116,948	4.2
Sales and marketing expenses	(627,803)	(44.9)	(1,165,653)	(41.5)
General and administrative expenses	(276,160)	(19.8)	(468,210)	(16.7)
Research and development expenses	(107,167)	(7.7)	(244,278)	(8.7)
Total operating expenses	(1,001,255)	(71.6)	(1,761,193)	(62.7)
Operating loss	(661,187)	(47.3)	(946,000)	(33.7)
Interest income	24,539	1.8	20,529	0.7
Interest expense	(31,041)	(2.2)	(113,354)	(4.0)
Investment gain, net	4,817	0.3	45,253	1.6
Changes in fair value of convertible notes	(466,102)	(33.3)	(87)	(0.0)
Foreign exchange gain (loss)	5,583	0.4	(7,795)	(0.3)
Loss before income tax and share of results of equity investees	(1,123,391)	(80.3)	(1,001,454)	(35.7)
Income tax expense	(49,853)	(3.6)	(97,474)	(3.5)
Share of results of equity investees	(2,558)	(0.2)	(660)	(0.0)
Net loss	(1,175,802)	(84.1)	(1,099,588)	(39.1)

NINE MONTHS ENDED SEPTEMBER 30, 2020 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2019

Revenue

Our total revenue increased by 100.9% from US$1,398.2 million for the nine months ended September 30, 2019 to US$2,809.1 million for the nine months ended September 30, 2020. This increase was primarily due to increase in revenue from each of the businesses as follows:

●
Digital Entertainment: Revenue increased by 80.7% from US$731.9 million for the nine months ended September 30, 2019 to US$1,322.6 million for the nine months ended September 30, 2020. This increase was primarily due to the increase in our active user base as well as the deepened paying user penetration, and in particular, the continued success of our self-developed game Free Fire.

●
E-commerce and other services: Revenue increased by 113.0% from US$526.1 million for the nine months ended September 30, 2019 to US$1,120.8 million for the nine months ended September 30, 2020. This increase was primarily driven by the growth of our e-commerce marketplace, and positive developments in each of our marketplace revenue streams – transaction-based fees, value-added services, and advertising. It is a result of our commitment to continuously enhance our service offerings as we seek to create greater value for our platform users.

●
Sales of goods: Revenue increased by 161.1% from US$140.1 million for the nine months ended September 30, 2019 to US$365.7 million for the nine months ended September 30, 2020, primarily due to the increase in our product offerings.

Our revenue in 2020 has been impacted by the outbreak of COVID-19 by, among other things, increasing demand for online digital entertainment and e-commerce, and the impact of the pandemic on cross-border transactions, as various forms of stay-at-home orders and physical restrictions have been implemented in several of our markets or the markets which are part of the supply chains of our sellers, some of which has generally rebounded. As the COVID-19 situation remains fluid and continues to evolve, its impact on our business, financial condition and results of operations cannot be reasonably estimated at this time.

Cost of Revenue

Our total cost of revenue increased by 88.4% from US$1,058.1 million for the nine months ended September 30, 2019 to US$1,993.9 million for the nine months ended September 30, 2020. Our total cost of revenue as a percentage of total revenue decreased from 75.7% for the nine months ended September 30, 2019 to 71.0% for the nine months ended September 30, 2020.

●
Digital Entertainment: Cost of revenue increased by 66.4% from US$296.8 million for the nine months ended September 30, 2019 to US$494.0 million for the nine months ended September 30, 2020. The increase was largely in line with revenue growth in our digital entertainment business. Improvement in gross profit margins was largely due to higher revenue contribution from our self-developed game.

●
E-commerce and other services: Cost of revenue increased by 84.7% from US$612.8 million for the nine months ended September 30, 2019 to US$1,132.1 million for the nine months ended September 30, 2020. The increase was primarily due to higher costs of logistics, including expenses associated with fulfilment services we provided to sellers as part of our value-added services, and other costs incurred in line with growth of our e-commerce marketplace, including, among other costs, higher bank transaction fees driven by GMV growth, as well as higher staff compensation and benefit costs.

●
Cost of goods sold: Cost of goods sold increased by 147.7% from US$148.5 million for the nine months ended September 30, 2019 to US$367.8 million for the nine months ended September 30, 2020. The increase was largely in line with the increase in our product offerings.

Gross Profit

As a result of the foregoing, our gross profit was US$340.1 million for the nine months ended September 30, 2019 and US$815.2 million for the nine months ended September 30, 2020. We had gross margins of 24.3% and 29.0% for the nine months ended September 30, 2019 and 2020, respectively, and our digital entertainment business had gross margins of 59.5% and 62.7% for the nine months ended September 30, 2019 and 2020, respectively.
Other Operating Income

Our other operating income increased by 1,084.3% from US$9.9 million for the nine months ended September 30, 2019 to US$116.9 million for the nine months ended September 30, 2020. The increase in our other operating income was mainly due to the rebates from e-commerce related logistic services provided by third parties.

Sales and Marketing Expenses

Our sales and marketing expenses increased by 85.7% from US$627.8 million for the nine months ended September 30, 2019 to US$1,165.7 million for the nine months ended September 30, 2020 primarily due to the increased sales and marketing expenses across our businesses. The increase in the sales and marketing expenses of our digital entertainment business was primarily due to higher online marketing costs. The increase in the sales and marketing expenses of our e-commerce business was primarily attributable to the ramping up of brand marketing and marketing incentives as well as higher staff compensation and benefit costs and showed our continued improvement in growth efficiency as the market leader. The increase in the sales and marketing expenses of our digital financial services business was in line with our growth initiatives.
General and Administrative Expenses

Our general and administrative expenses increased by 69.5% from US$276.2 million for the nine months ended September 30, 2019 to US$468.2 million for the nine months ended September 30, 2020. This increase was primarily due to higher staff compensation and benefit costs as well as provision for credit losses for our digital financial services business.
Research and Development Expenses

Our research and development expenses increased by 127.9% from US$107.2 million for the nine months ended September 30, 2019 to US$244.3 million for the nine months ended September 30, 2020, primarily due to the increase in research and development staff force.
Non-operating Income or Losses, Net

Non-operating income or losses consist of interest income, interest expense, investment gain, fair value change for 2017 convertible notes and foreign exchange gain (loss). We recorded a net non-operating loss of US$462.2 million for the nine months ended September 30, 2019 compared to a net non-operating loss of US$55.5 million for the nine months ended September 30, 2020. The net non-operating loss for the nine months ended September 30, 2019 was primarily due to fair value loss of US$466.1 million on the 2017 convertible notes as our share prices significantly exceeded the conversion prices of the 2017 convertible notes.
Income Tax Expense

We recorded income tax expense of US$49.9 million for the nine months ended September 30, 2019 and US$97.5 million for the nine months ended September 30, 2020. The income tax expense for the nine months ended September 30, 2020 was primarily due to withholding tax and corporate income tax expenses incurred by our digital entertainment segment.
Share of Results of Equity Investees

We recorded share of losses of equity investees of US$2.6 million and US$0.7 million for the nine months ended September 30, 2019 and 2020, respectively.
Net Loss

As a result of the foregoing, we recorded net losses of US$1,175.8 million and US$1,099.6 million for the nine months ended September 30, 2019 and 2020, respectively.

Segment Reporting

We have three reportable segments, namely, digital entertainment, e-commerce and digital financial services. The chief operating decision maker reviews the performance of each segment based on revenue and certain key operating metrics of the operations and uses these results for the purposes of allocating resources to and evaluating the financial performance of each segment.

Information about segments for the nine months ended September 30, 2019 and 2020 presented were as follows:

	For the Nine Months Ended September 30, 2020
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	(unaudited) (US$ in thousands)
Revenue	1,322,610	1,324,934	36,432	125,138	—	2,809,114
Operating income (loss)	619,678	(974,638)	(345,179)	(34,671)	(211,190)	(946,000)
Non-operating income, net						(55,454)
Income tax expense						(97,474)
Share of results of equity investees						(660)
Net loss						(1,099,588)

	For the Nine Months Ended September 30, 2019
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	(unaudited) (US$ in thousands)
Revenue	731,935	531,705	6,017	128,497	—	1,398,154
Operating income (loss)	323,965	(800,340)	(65,578)	(28,710)	(90,524)	(661,187)
Non-operating loss, net						(462,204)
Income tax expense						(49,853)
Share of results of equity investees						(2,558)
Net loss						(1,175,802)
(1)	A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services”.
(2)

Unallocated expenses are mainly related to share-based compensation and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the chief operating decision maker as part of segment performance.